SECURITIES AND EXCHANGE COMMISSION WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 5, 2003

PetroKazakhstan Inc. (Translation of registrant’s name into English)

140-4th Avenue S.W. #1460, Calgary, Alberta, Canada T2P 3N3 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form20-F or Form40-F:

Form 20-F [ ] Form 40-F [X]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ] No [X]

If “ Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, , has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	August 5, 2003 PetroKazakhstan

By: /s/ Ihor Wasylkiw Ihor P. Wasylkiw, P. Eng., Vice Presdident Investor Relations

News release via Canada NewsWire, Calgary 403-269-7605 -ME-

Attention Business Editors: PetroKazakhstan Share Repurchase Program

CALGARY, Aug. 5 /CNW/ - PetroKazakhstan Inc. (“PetroKazakhstan”) announces that it has received approval from the Toronto Stock Exchange to proceed with the renewal of its normal course issuer bid in connection with its share repurchase program.

The board of directors of PetroKazakhstan has concluded that the renewal of the normal course issuer bid is in the best interests of PetroKazakhstan and its shareholders as it provides PetroKazakhstan with a reasonable and flexible way of rebalancing PetroKazakhstan’s capital structure.

The share repurchase program enables PetroKazakhstan to repurchase in accordance with the rules and policies of the Toronto Stock Exchange up to 5,775,028 common shares through the facilities of the Toronto Stock Exchange, representing 10% of its public float from time to time during the next 12 months. All shares purchased under the share repurchase program by PetroKazakhstan will be cancelled. PetroKazakhstan currently has outstanding 77,653,139 common shares. Under the current normal course issuer bid PetroKazakhstan has purchased 4,009,270 shares at an average price of Cdn $14.60 within the past 12 months.

The renewed share repurchase program will commence on August 7, 2003 and terminate when PetroKazakhstan has purchased the maximum allowable number of shares unless it provides earlier notice of termination. If not previously terminated, the renewed share repurchase program will terminate on August 6, 2004.

In connection with the renewed share repurchase program, the largest shareholder of PetroKazakhstan, Central Asian Industrial Holdings N.V., has agreed to participate in the program to maintain its current ownership percentage in PetroKazakhstan at approximately 19% of the outstanding common shares.

PetroKazakhstan Inc. is an independent, integrated, international energy company, celebrating its sixth year of operations in the Republic of Kazakhstan. It is engaged in the acquisition, exploration, development and production of oil and gas, refining of oil and the sale of oil and refined products.

PetroKazakhstan shares trade in the United States on the New York Stock Exchange under the symbol PKN. They also trade on the Toronto Stock Exchange under the symbol PKN and on the Frankfurt exchange under the symbol PKZ.

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.

%SEDAR: 00000935E
-0- 08/05/2003
/For further information: Ihor P. Wasylkiw, Vice President Investor Relations, (403) 221-8658/
(PKN. PKN)

CO: PetroKazakhstan Inc. ST: Alberta IN: OIL SU: